VIA EDGAR

December 23, 2008

Mr. Robert Littlepage
Accountant Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	‘mktg, inc.’
Item 4.02 Form 8-K
Filed: November 20, 2008
File No. 0-20394

Dear Mr. Littlepage:

          This is to respond to your letter dated November 24, 2008 with respect to the above referenced matter. The numbered paragraphs below correspond to the numbered paragraphs in your letter, which we have incorporated into this response letter for your convenience. Concurrently herewith, ‘mktg, inc.’ (the “Company”) is filing an amendment to the Current Report on Form 8-K referred to above.

1.

Your disclosures provide little quantitative insight into the significance of your misstatement. Please amend your filing to disclose, at least, an estimated range of the value of the errors you have discovered to date that resulted in your determination that your financial statements should no longer be relied upon.

          The amended 8-K we are filing discloses the approximate value of the errors that resulted in our determination that our financial statements should no longer be relied upon.

2.

Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

           Management has determined that previous conclusions regarding the effectiveness of internal control over financial reporting and disclosure controls and procedures were incorrect with respect to the periods to be restated, and has disclosed this conclusion in the amended 8-K. The Company intends to include revised disclosure under Items 307 and 308 of Regulation S-K to reflect this determination in the amended Quarterly Reports on Form 10-Q and Annual Report on Form 10-K it will file as a result of these errors. Such disclosure is also expected include a summary of actions taken or to be taken to remediate internal control over financial reporting and disclosure controls and procedures.

          The Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Company filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Should you require additional information, please contact the undersigned at 212-366-3402.

Very truly yours,

‘mktg, inc.’

By:	/s/ Fred Kaseff

Fred Kaseff
Chief Financial Officer

cc:	Joseph M. Kempf, Senior Staff Accountant, Securities and Exchange Commission (via email) Nazeleen Sataur, Lazar Levine Felix LLP (via email) Zev Bomrind, Cooley Godward Kronish LLP (via email)